Exhibit 99.2

Phase 2 Study of Efgartigimod Patients with Generalized Myasthenia Gravis in James F. Howard Jr., MD Tim Van Hauwermeiren, CEO April 24, 2018 American Academy of Neurology, LA

Forward Looking Statements THIS PRESENTATION HAS BEEN PREPARED BY ARGENX SE (“ARGENX” OR THE “COMPANY”) FOR INFORMATIONAL PURPOSES ONLY AND NOT FOR ANY OTHER PURPOSE. NOTHING CONTAINED IN THIS PRESENTATION IS, OR SHOULD BE CONSTRUED AS, A RECOMMENDATION, PROMISE OR REPRESENTATION BY THE PRESENTER OR THE COMPANY OR ANY DIRECTOR, EMPLOYEE, AGENT, OR ADVISER OF THE COMPANY. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION YOU MAY DESIRE. THIS PRESENTATION ALSO CONTAINS ESTIMATES AND OTHER STATISTICAL DATA MADE BY INDEPENDENT PARTIES AND BY US RELATING TO MARKET SIZE AND GROWTH AND OTHER DATA ABOUT OUR INDUSTRY. THIS DATA INVOLVES A NUMBER OF ASSUMPTIONS AND LIMITATIONS, AND YOU ARE CAUTIONED NOT TO GIVE UNDUE WEIGHT TO SUCH ESTIMATES. Safe Harbor: Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those regarding our investigational product candidates and preclinical and clinical trials and the status, plans, timing of expected data readouts and related presentations and related results thereto, future results of operations and financial positions, business strategy, plans and our objectives for future operations. When used in this presentation, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Such statements, based as they are on the current analysis and expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond the Company’s control. Such risks include, but are not limited to: the impact of general economic conditions, general conditions in the biopharmaceutical industries, changes in the global and regional regulatory environments in the jurisdictions in which the Company does or plans to do business, market volatility, fluctuations in costs and changes to the competitive environment. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. In the case of forward-looking statements regarding investigational product candidates and continuing further development efforts, specific risks which could cause actual results to differ materially from the Company’s current analysis and expectations include: failure to demonstrate the safety, tolerability and efficacy of our product candidates; final and quality controlled verification of data and the related analyses; the expense and uncertainty of obtaining regulatory approval, including from the U.S. Food and Drug Administration and European Medicines Agency; the possibility of having to conduct additional clinical trials and our reliance on third parties such as our licensors and collaboration partners regarding our suite of technologies and product candidates. Further, even if regulatory approval is obtained, biopharmaceutical products are generally subject to stringent on-going governmental regulation, challenges in gaining market acceptance and competition. These statements are also subject to a number of material risks and uncertainties that are described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. The reader should not place undue reliance on any forward-looking statements included in this presentation. These statements speak only as of the date made and the Company is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. 2

Introduction

Company Highlights

argenx

Differentiated therapeutic antibodies pioneering in severe autoimmune diseases & cancer

Novel concept in autoimmunity

- **ARGX-113:** first-in-class FcRn antagonist targeting array of IgG mediated AI diseases
  - Phase 1: favorable tolerability profile; IgG reduction up to 85%
  - Phase 2: achieved proof of concept in myasthenia gravis, ongoing in immune thrombocytopenia and pemphigus vulgaris

Deep pipeline with multiple shots on goal

- **ARGX-110:** first-in-class CD70 antagonist in Phase 1/2 in CTCL and AML
- 4 clinical stage programs; 3 preclinical programs; Innovative Access Program

Powerful technology suite

- **SIMPLE Antibody™:** Human V-regions sourced from llama unlock novel & complex targets
- **NHance®, ABDEG™, POTELLIGENT®:** Fc engineering to augment natural properties of antibodies

Validating selective partnerships

- abbvie: **ARGX-115 (Immuno-oncology-focused** novel target GARP)
  - $40mm upfront and up to $625mm in potential milestone payments
- Additional partnerships designed to maximize value of platform in non-core areas

Shire

STATEN

Well financed to execute plan

- **Strong cash position:** €360 mm December 31, 2017
- Blue chip investor base: more than 60% U.S. shareholders
- 32.29 mm shares outstanding

4

Deep Pipeline In Severe Autoimmune Diseases and Cancer

argenx

Product Candidate	Target	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Next Milestone / Commentary
Wholly-Owned Product Candidates							
ARGX-113 (efgartigimod)	FcRn	Myasthenia Gravis					Positive Phase 2 topline results ✓
		Immune Thrombocytopenia					2H18: Phase 2 topline results
		Pemphigus Vulgaris					2H18: Phase 2 interim data
		Chronic Autoimmune Diseases			SubQ Formulation		2H18: Phase 1 interim data
ARGX-110 (cusatuzumab)	CD70	T-Cell Lymphoma		Phase 1/2			2H18: Phase 2 topline results CTCL
		Acute Myeloid Leukemia		Phase 1/2			2H18: Transition into Phase 2 in AML/MDS
ARGX-117	Novel complement target	Severe Autoimmune Diseases					Antibody-mediated autoimmune diseases Complementary to ARGX-113
ARGX-111	c-MET	Solid Tumors / Blood Cancer					Available for partnering
Partnered Product Candidates							
ARGX-109 (gerilimzumab)	IL-6	Rheumatoid Arthritis					Development for Chinese market
ARGX-112 LEO	IL-22R	Skin Inflammation					Eligible for up to ~€100mm in milestones and tiered royalties
ARGX-115 abbvie	GARP	Cancer Immunotherapy					Received $50mm so far; eligible for up to $625mm milestones & tiered royalties
ARGX-116 STATEN BIOTECHNOLOGY	ApoC3	Dyslipidemia					Eligible for double-digit royalties and exclusive option to license the program

- **Innovative Access Program:** 6 live programs
- We have an antibody discovery alliance with Shire focused on multiple rare disease targets

5

Phase 2 Study of Efgartigimod in Patients with Generalized Myasthenia Gravis

Pathogenic IgGs Play Key Role in MG

Clearance by efgartigimod

unique IgG clearance mechanism



Endosome
Lysosome
Cell
Antibody
FcRn
Efgartigimod

Pathogenic IgGs Play Key Role in MG Clearance by efgartigimod unmet medical need... ...caused by pathogenic IgGs • • ‘Snowflake’ disease Waxing and waning • • IgG-mediated disease Auto-antigens AChR, MuSK, LRP4 unique IgG clearance mechanism Antibody FcRn Efgartigimod 8

Phase 2 Trial Design

argenx

Screening/Randomization	Treatment Phase	Follow-up Phase
Key inclusion criteria • Generalized MG patients • MGFA Class II, III, or IVa • Positive for anti-AChR antibodies • MG-ADL score of ≥ 5 at screening (*) • On a stable dose of SoC	SoC + efgartigimod (10mg/kg) N=12 SoC + Placebo N=12 4 doses; N= 24	
≤2 weeks	3 weeks	8 weeks

Primary endpoint

- Safety & tolerability

Secondary endpoints

- Efficacy: MG-ADL; QMG; MGC; MG-QoL
- PK
- PD: total IgG; pathogenic IgG
- Immuno-genicity

(*) >50% of the score attributed to non-ocular items

Clinicaltrials.gov: NCT02965573, argenx data

9

Baseline Population and Disease Characteristics Age (mean ± SD) 43.5 ± 19.3 55.3 ± 13.6 Race • • • Asian Black / African White - 1 (8.3%) 11 (91.7%) 1 (8.3%) - 11 (91.7%) American Baseline QMG score (mean ± SD) (min, median, max score) 11.8 ± 5.4 (3, 12.5, 24) 14.5 ± 6.3 (6, 14, 30) Baseline MGC score (mean ± SD) 14.5 ± 4.5 16.7 ± 8.7 SoC • • • Acetylcholinesterase inhibitors N (%) Corticosteroids N (%) Immunosuppressants N (%) 11 (91.7%) 5 (41.7%) 2 (16.7%) 12 (100.0%) 8 (66.7%) 9 (75.0%) 10 argenx data

Efgartigimod Safety And Tolerability Profile 2 hour infusion enabling out-patient administration 11 argenx data

Lasting IgG Reduction

Potent IgG reduction across isotypes

argenx


Total IgG LEVELS
IgG1
IgG3
IgG2
IgG4
%T0 ± SE
Study day
Efgartigimod (MG study)
Placebo (MG study)
Efgartigimod (HV study)

- PD effect of efgartigimod in the Phase 2 clinical trial very similar to the Phase 1 trial in healthy volunteers
- Significant IgG reduction across IgG subtypes (AChR autoantibodies are IgG1/3; MuSK autoantibodies are IgG4)
- IgM, IgA and albumin levels not affected (data not shown)

argenx data

12

Clinically Meaningful and Long-lasting Reduction of Efficacy Scores

QMG and MG-ADL scores


QMG
MG-ADL
Change from baseline (mean ± SE)
Study day
0
-2
-4
-6
-8
0
20
40
60
80
*
Efgartigimod
Placebo
* p < 0.05

- Clinically meaningful and statistically significant improvement reached in small patient population (N=24)
- Clear consistency between QMG and MG-ADL scores

argenx data

13

Robust Clinical Improvement Over Placebo Group 14 argenx data - * Missing data point of 1 patient MG-ADL change from baseline QMG change from baseline •Efgartigimod vs. placebo: increasing differentiation observed with increasing MG-ADL/QMG thresholds Day 36, 2 weeks after last dosing Day 29, 1 week after last dosing

Total & Pathogenic lgG Reduction Correlates with Clinical Improvements Assessment for all efficacy scales argenx • 150 0 -2 Q.l Ill nJ 100 -4 E :::s tD 0... ..... Q.l b.O s:: 3i n OJ - 6 ·------· n < 50 nJ .s::. ·-Ill , n u 0 -8 ... ""' ....., tD , ... 0 20 40 Study day 60 80 * p < 0.05 -+ ·MG - Com pos it e -T-MG-QollSr -+-Total lgG .....AChR - Ab .....MG - ADL ...._ QMG . 1 • Clinical improvement persists despite return of lgG levels •Potential differentiation from PLEX, where clinical benefit was reported to be lost 2-4 weeks after end of treatment (l) l ... 15 [§ (1) Kuks and Skallebaek, 1998,Transfus Sci

75% of Treated Patients Achieved Lasting Response Patients with MG-ADL > 2 for a period of at least 6 weeks * (p = 0.0391) 75% 25% Placebo efgartigimod 16 argenx data 83% of patients treated with efgartigimod achieved a clinically meaningful response (MG-ADL 2) 75% of patients treated with efgartigimod had a clinically meaningful and statistically significant improvement in MG-ADL score for a period of at least 6 consecutive weeks versus 25% of patients on placebo

Conclusions Phase 2 Trial of Efgartigimod in Patients with gMG 17 Consistent and compelling safety & tolerability Fast, long-lasting and sustained benefit; clinically meaningful and statistically significant Strong correlation between IgG level reduction and disease improvement; validating focus on IgG-mediated diseases Significant reduction of AChR autoantibodies Phase 2 execution accelerates efgartigimod towards Phase 3

Acknowledgements to the Teams of:

Andrzej Szczudlik, Centrum Neurologii Klinicznej, Poland

Angela Genge, Montreal Neurological Institute and Hospital, Canada

Exuperio Diez Tejedor, Hospital Universitario La Paz, Spain

Frederik Piehl, Karolinska Universitetssjukhuset, Solna, Sweden

James F. Howard Jr., University of North Carolina at Chapel Hill, U.S.

Jan Verschueren, Leids Universitair Medisch Centrum, the Netherlands

Malgorzata M. Billenska, Uniwersyteckie Centrum Kliniczne, Poland

Maria Rosa Rottoli, Azienda Socio Sanitaria Territoriale Papa Giovanni XXIII, Italy

Philip Van Damme, UZ Leuven, Belgium

Renato Mantegazza, Fondazione IRCCS Istituto Neurologico Carlo Besta, Italy

Said R. Beydoun, University of Southern California, U.S.

Tuan Vu, University of South Florida, U.S.

Vera Bril, Toronto General Hospital, Canada

Thank you to the patients & their families

Efgartigimod: Pipeline-in-a-product opportunity & outlook 2018

ARGX-113: Pipeline-In-Product Opportunity

Prioritizing IgG autoantibody mediated diseases

Landscape of IgG severe autoimmune diseases (selection)

Immune Thrombocytopenia
Scleroderma
Lupus
Epidermolysis Bullosa Acquisita
Multiple Sclerosis
Anca Vasculitis
Myasthenia Gravis
Rheumatoid Arthritis
Pemphigus
Bullous Pemphigoid

Solid Biological Rationale
Disease proven to be predominantly mediated by pathogenic IgGs

Feasible for Biotech
Orphan potential, economically viable, efficient clinical & regulatory pathway

Proof of Concept Value
Spill-over effect into adjacent indications

Myasthenia Gravis	Immune Thrombocytopenia	Pemphigus vulgaris
Beachhead neuromuscular diseases	Beachhead heme disorders	Beachhead blistering diseases

argenx data

20

Immune Thrombocytopenia Phase 2 Amended Trial Design


open label (re)treatment arm
of 1 year (all patients) - @ 10 mg/kg
Screening/Randomization
Treatment Phase
Follow-up Phase
Key inclusion criteria
• ITP patients with platelet levels < 30 X 10^9/L
• On a stable dose of their SoC treatment prior to randomization
SoC Efgartigimod (10mg/kg)
N=12
SoC Efgartigimod (5mg/kg)
N=12
SoC + Placebo
N=12
4 doses; N= up to 36
≤2 weeks
3 weeks
21 weeks
Primary endpoint
Safety & tolerability
Secondary endpoints
Efficacy
(platelet counts, rescue therapy and bleeding)
PK
PD
total IgG; pathogenic IgG
Immuno-genicity

21

Pemphigus Vulgaris Phase 2 Adaptive Design Treatment Phase Follow-up Phase Maintenance 6 weeks Induction 3 weeks 8 weeks COHORT 1: N= 4 Efgartigimod (10mg/kg) Efgartigimod (10mg/kg) 4 infusions (weekly) 2 infusions (w2, w6) COHORT 2 & 3: N= 4 + 4 Efgartigimod (adjusted dose) Efgartigimod (adjusted dose) adjusted frequency 4 infusions (weekly) 22 •Cohort 1: 10 mg/kg, induction = 4 infusions (3 weeks), maintenance = 2 infusions (6 weeks) •Additional cohorts: •Dose up (25mg/kg) or down •Change frequency of dosing at maintenance (up to 2 re-doses) •Extend maintenance duration

Phase 1 Healthy Volunteer SubQ Formulation Open Label Trial Design Screening/Randomization Treatment Phase & Follow-up Phase Single IV dose (10 mg/kg) N= 8 Inclusion criteria • • • Healthy male subjects 18-55 years old Body weight: 50 – 100 kg D57 D1 Single subQ dose (10 mg/kg) N= 8 D57 D1 2X IV dose (20 mg/kg) + 8X subQ dose (300 mg) N= 8 (50-70 kg) + 8 (80-100 kg) D1 D4 D113 D8 D57 weekly subQ dosing 8 weeks 8 weeks 3 weeks Read out PD Total IgG; IgG subtypes; IgA & IgM Safety & tolerability PK Immunogenicity 23 Clinicaltrials.gov: NCT03334084, argenx data

Key Upcoming Expected Milestones & Communications Q1 2018 Q2 MG Ph2 Full data (AAN, April 24, LA) SubQ Ph1 HV Full data Efgartigimod AML Ph1/2 Interim data ARGX-110 Partnerships Potenial milestone(s) 2018 Q4 Q3 ITP Ph 2 Full data (ASH) MG Ph 3 Launch PV Ph2 Interim data ITP Ph2 Topline data Efgartigimod AML Ph1/2 CTCL Ph2 AML Ph2 Launch ARGX-110 Full data (ASH) Full data (ASH) Potential milestone(s) Partnerships 24

Q&A